Letter Agreement

To:	RiverNorth Capital Management, LLC

360 South Rosemary Avenue, Suite 1420

West Palm Beach, Florida 33401

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth/DoubleLine Strategic Income Fund (the “Fund”) pursuant to a Management Agreement dated as of December 28, 2010 (the “Agreement”).

Effective January 28, 2026 through January 31, 2027, we hereby contractually agree to waive management fees and/or reimburse the Fund for certain expenses it incurs in an amount equal to the sum of any Acquired Fund Fees and Expenses, if any, incurred by the Fund that are attributable to the Fund’s investment in Acquired Funds managed by RiverNorth Capital Management, LLC (“RiverNorth”) or an investment adviser controlling, controlled by, or under common control with RiverNorth (“Affiliated Funds”).

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its expense limitations and the repayment is approved by the Board of Trustees. This agreement may only be terminated by the Board of Trustees.

Very truly yours,
RiverNorth Capital Management, LLC

/s/ Patrick W. Galley
Patrick W. Galley
Chief Investment Officer

The foregoing Agreement is hereby accepted.
RiverNorth Funds

/s/ Marcus L. Collins
Marcus L. Collins
Secretary and Chief Compliance Officer